KIRKLAND LAKE GOLD PRODUCES 130,425 OUNCES OF GOLD IN Q1 2017 SUPPORTED BY STRONG
GRADE PERFORMANCE AT MACASSA AND FOSTERVILLE MINES

Toronto, Ontario – April 12, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce operating results for the three months ended March 31, 2017. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

2017 First Quarter Highlights

•	Consolidated production of 130,425 ounces of gold, on track to meet 2017 production guidance of 500,000 – 525,000 ounces of gold.

•	Strong gold production of 48,723 ounces at the Macassa Mine, based on mill grade of 17.1 g/t Au and recovery of 97.1%.

•	Record gold production of 46,083 ounces at the Fosterville Mine, based on mill grade of 11.1 g/t Au and recovery of 93.7%.

•	Increased cash balance at March 31, 2017 by $45 million to $280 million.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold stated: "Consolidated first quarter production of 130,425 ounces of gold reflects a solid start to the year and supports our 2017 production target of 500,000 – 525,000 ounces. During the quarter, we substantially increased our cash position by $45 million to $280 million, underpinned by solid operational results from our Fosterville & Macassa Mines. These operations accounted for approximately 73% of total production for the quarter. The Company’s strong cash position and confidence in the outlook for 2017 support the Board’s decision to initiate a dividend policy to our shareholders.”

“The Fosterville Mine delivered exceptional first quarter operating results, marking a number of records including production of 46,083 ounces of gold, mill grade of 11.1 g/t Au and recovery of 93.7% . The Macassa Mine also continued to deliver solid operating results during the quarter with gold production totaling 48,723 ounces driven by record mill grade of 17.1 g/t Au and recovery of 97.1%.”

“We will continue to focus on operational efficiencies and productivity to utilize milling capacity at all four mills. As our aggressive exploration budget implies, we have significant potential within our district scale land packages to discover new zones and expand our resources. Additionally, at the end of March, we announced a considerable increase in Mineral Reserves at Fosterville by 66% and Macassa by 37%.”

2017 First Quarter Operational Results

	Q1 2017	Q1 2016[1]	Q4 2016[1]
Canadian Operations:
Macassa
Ore Milled (tonnes)	91,460	85,845	102,289
Grade (g/t Au)	17.1	15.3	16.3
Recovery (%)	97.1	97.3	97.6
Gold Production (oz)	48,723	41,054	52,318
Holt
Ore Milled (tonnes)	105,629	103,529	113,499
Grade (g/t Au)	4.8	4.3	4.6
Recovery (%)	94.9	94.5	94.5
Gold Production (oz)	15,318	13,514	15,761
Taylor
Ore Milled (tonnes)	63,289	41,950	48,254
Grade (g/t Au)	5.6	7.2	6.7
Recovery (%)	96.7	95.7	96.1
Gold Production (oz)	10,942	9,240	10,048
Holloway[2]
Ore Milled (tonnes)	2,676	43,840	65,215
Grade (g/t Au)	3.5	4.4	5.4
Recovery (%)	89.9	90.1	87.3
Gold Production (oz)	267	5,656	9,825
Total Canadian Gold Production (oz)[1]	75,250	69,464	87,952
Australian Operations:
Fosterville
Ore Milled (tonnes)	137,788	161,868	176,242
Grade (g/t Au)	11.1	7.3	8.5
Recovery (%)	93.7	86.8	92.4
Gold Production (oz)	46,083	33,138	44,406
Cosmo
Ore Milled (tonnes)	120,047	181,025	157,770
Grade (g/t Au)	2.5	3.1	2.8
Recovery (%)	95.2	90.7	94.5
Gold Production (oz)	9,092	16,340	13,307
Stawell[3]
Ore Milled (tonnes)	n/a	229,558	172,049
Grade (g/t Au)	n/a	1.4	1.5
Recovery (%)	n/a	80.0	84.5
Gold Production (oz)	n/a	8,579	6,971
Total Australian Gold Production (oz)[1]	55,175	58,057	64,684
Consolidated Kirkland Lake Gold Production (oz)	130,425	127,521	152,636

Canadian Operations

Macassa

The Macassa Mine continued to deliver solid operating results during Q1 2017 with gold production of 48,723 ounces, representing a 19% increase from Q1 2016 of 41,054 ounces. The increased production reflects a 6% increase in mill throughput and a 12% increase in grade as compared to Q1 2016. During Q1 2017, the mill processed 91,460 tonnes at an average grade of 17.1 g/t Au with a mill recovery of 97.1% . Mill throughput during Q1 2017 was 11% lower than the 102,289 tonnes processed in Q4 2016 due to the additional processing of 27,500 tonnes of low grade material in Q4.

Mine production during Q1 2017 totaled 89,177 tonnes at an average run of mine grade of 17.4 g/t Au compared to 95,168 tonnes at a grade of 15.0 g/t Au for Q1 2016 and 84,229 tonnes at a grade of 21.6 g/t Au for Q4 2016.

Development of the 5600' Level and 5700’ Level in the lower South Mine Complex ("SMC") continue to be advanced. The main decline development is ongoing, although the focus in Q1 was development of the 5700’ Level east and west from the main ramp. The 5712 Decline towards the Lower D North (LDN) zone is now below the 5700' Level and infrastructure is currently being developed in order to commence production in 2017.

Holt

During Q1 2017, the Holt Mine delivered 105,629 tonnes of ore at an average grade of 4.8 g/t Au to the Holt Mill. After mill recoveries of 94.9%, gold production totaled 15,318 ounces, a 13% increase over Q1 2016 production. Q1 2017 mined tonnes were 7% lower than Q4 2016 due to planned access development to the new U-100 and C-104 zones.

Development of Upper Zone 4 East and U-100 commenced in Q1 2017, on schedule to commence production during Q2 2017.

Taylor

The Taylor Mine produced 10,942 ounces of gold, representing a 18% increase over Q1 2016. The increased production reflects an increase in throughput of approximately 21,000 tonnes, as compared to Q1 2016.

The Taylor Mine delivered 63,289 tonnes of ore, averaging 5.6 g/t Au as compared to 41,950 tonnes averaging 7.2 g/t Au in Q1 2016. Mining is currently underway in the WPZ deposit on the 1004 Zone. Q1 2017 grades are lower due to stope sequencing. An increase in daily mine throughput is planned for the second half of the year by adding additional stopes to the schedule. Diamond drilling is on-going on the 100 level, defining the 1008 Zone and on the 430 level, targeting near-term definition drilling and exploration of the 1003 Zone.

Holloway

The Holloway Mine was placed into temporary suspension at the end of Q4 2016. During Q1 2017, 2,676 tonnes of stockpiled ore grading 3.5 g/t Au were processed in the Holt Mill. After mill recoveries of approximately 90%, gold production for Q1 2017 totaled 267 ounces.

A diamond drill program focusing on Lightning east both up dip and down dip is scheduled to commence in Q2 2017.

Australian Operations

Fosterville

The Fosterville Mine delivered exceptional first quarter operating results, producing a record 46,083 ounces of gold. This result marks a 39% increase over Q1 2016 production of 33,138 ounces and a 4% increase over Q4 2016 production of 44,406 ounces.

Mine production for Q1 2017 totaled 146,928 tonnes at a record run of mine grade of 12.3 g/t Au compared to 168,812 tonnes at 9.4 g/t Au in Q4 2016. Mined tonnes decreased by 13% compared to the previous quarter as the operation continued to focus on detailed extraction methods of high-grade lenses on multiple levels in the Lower Phoenix area to support increased gold production in the mill.

During Q1 2017, the mill processed 137,788 tonnes at an average grade of 11.1 g/t Au compared to 161,868 tonnes at 7.3 g/t Au in Q1 2016. In addition to the record quarterly mill grade, recovery for the quarter also set a new record of 93.7% due to a combination of higher mill feed grade and an absence of black shale-associated ore. The proportion of gold recovered in the gravity circuit increased significantly to 30% in the quarter, as a result of a greater proportion of gravity recoverable gold in the ore mined combined with ongoing optimization of the circuit.

Significant investment in diamond drilling continues with seven rigs in operation at quarter end. The focus of activities was predominantly on the Harrier South and Lower Phoenix systems.

Cosmo

The Cosmo Mine produced 9,092 ounces of gold, a decrease from Q4 2016 and Q1 2016. The shortfall was primarily due to a temporary halt to production during late February and early March to redevelop access to an escape way, which failed in February. During the quarter, there were three diamond drill rigs in operation, following up on potential extensions to the Sliver, Taipan and Lantern zones. Process improvements in the mill continued to focus on quality performance with overall mill recovery averaging 95.2% during the quarter.

Cash Balance

Kirkland Lake Gold ended the first quarter at March 31, 2017 with a cash balance of approximately $280 million, an increase of $45 million from the December 31, 2016 cash balance of $234.9 million. The increase largely reflects positive cash flow from operations generated during the quarter.

2017 First Quarter Financial Results and Conference Call Details

Full financial results for the three months ended March 31, 2017, will be released before market open on May 4, 2017.

A conference call to discuss the results will be held by senior management on Thursday May 4, 2017, at 10:00AM ET. The call will be webcast and accessible on the Company website, in the Investor – Events section.

2017 FIRST QUARTER CONFERENCE CALL DETAILS
DATE:	May 4, 2017
CONFERENCE ID:	6117051
TIME:	10:00AM ET
TOLL-FREE NUMBER:	1 (877) 201-0168
INTERNATIONAL CALLERS:	1 (647) 788-4901
WEBCAST URL:	http://event.on24.com/wcc/r/1344608/290551D341D85570E30308A30866C182

Annual General and Special Meeting of Shareholders Details

Kirkland Lake Gold will hold its Annual General Meeting of Shareholders on Thursday May 4, 2017 at the offices of Cassels Brock & Blackwell LLP located at 40 King Street West, Suite 2100, Toronto ON, M5H 3C2 at 4:30PM ET (the “AGM”).

Following the AGM, an audio webcast of the AGM including the corporate update slide presentation will be accessible through the Company’s website. Full event details will be posted in the Investor – Events section on www.klgold.com.

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 500,000 to 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Footnotes

(1) Comparative information for Q1 2016 and Q4 2016 set out in this press release includes operating results from the Fosterville, Cosmo and Stawell mines prior to the completion of the merger between Newmarket Gold Inc. and Kirkland Lake Gold Inc. which was completed on November 30, 2016 (See News Release dated November 30, 2016). Comparative information for Q1 2016 set out in this press release includes operating results from the Holt/Holloway and Taylor operations prior to the completion of the acquisition of St Andrew Goldfields Ltd. on January 26, 2016 (See News Release dated January 26, 2016). Accordingly, the information provided assumes the Company acquired these assets as of January 1, 2016, for comparative purpose only.
(2) In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Gold Mine to a temporary suspension of operations. The Holloway Mine will be maintained in a production ready state with the intent of restarting the operation in the future with meaningful and enhanced economics and pending successful exploration programs being completed (See News Release dated December 12, 2016).
(3) Includes operating results from January 1, 2016 to December 13, 2016 when the Company officially transitioned the Stawell Gold Mines into care and maintenance and in a state of operational readiness to possibly recommence operations with activities focused on exploration programs within the Aurora B discovery (See News Release dated December 12, 2016).

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including it’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com